                                                                    EXHIBIT 99.1


           REPEATER TECHNOLOGIES, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

        SUNNYVALE, CA, AUGUST 9, 2001 -- REPEATER TECHNOLOGIES, INC. [NASDAQ:
RPTR] announced that its Board of Directors approved the adoption of a Stockholder Rights Plan under which all stockholders of record as of August 29, 2001 will receive rights to purchase shares of a new series of Preferred Stock.

        The Rights Plan is designed to enable all stockholders to realize the full value of their investment and to provide for fair and equal treatment for all stockholders in the event that an unsolicited attempt is made to acquire the Company. The adoption of the Rights Plan is not in response to any particular takeover proposal.

        The rights will be distributed as a non-taxable dividend and will expire in ten years from the record date. The rights will be exercisable only if a person or group acquires 20% or more of the Company's Common Stock or announces a tender offer for 20% or more of the Company's Common Stock. If a person acquires 20% or more of the Company's Common Stock, all rightsholders except the buyer will be entitled to acquire the Company's Common Stock at a discount.

        The rights will trade with the Company's Common Stock, unless and until they are separated upon the occurrence of certain future events. The rights distribution is not taxable to the stockholders. The Company's Board of Directors may terminate the Rights Plan at any time or redeem the rights prior to the time the rights are triggered. Additional details regarding the Rights Plan will be outlined in a summary to be mailed to all stockholders following the record date.

        Repeater Technologies, Inc., with headquarters in Sunnyvale, develops, markets and sells wireless coverage enhancement solutions primarily to wireless service providers. The company provides cost-effective, high-quality coverage systems and services that can be used in suburban, rural and urban areas and in coverage-limited structures. To learn more, visit the company's Web site at http://www.repeaters.com. To reach the investor relations department, call (408) 743-9444.

The statements in this news release that are not historical, including statements regarding Repeater Technologies' beliefs, expectations, and strategies, constitute "forward-looking statements" within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Important factors that could cause such differences are discussed in Repeater Technologies' reports on Forms 10-Q and 10-K that the company periodically files with the Securities and Exchange Commission. These factors include Repeater Technologies' sales process and market acceptance of its products and services, capital needs, dependence on a significant customer, integration of acquisitions, and expansion to new facilities. Repeater Technologies does not undertake to update any forward-looking statements in this news release.